UNITED STATES
                                 SECURITIES AND EXCHANGE COMMISSION
                                             WASHINGTON, D.C. 20549


     DIVISION OF
CORPORATION FINANCE


                                                              April 3, 2019

  By E-Mail

  Mario A. Ponce, Esq.
  Simpson Thacher & Bartlett, LLP
  425 Lexington Avenue
  New York, NY 10017

          Re:     Versum Materials, Inc.
                  Definitive Additional Proxy Soliciting Materials Filed on Form 425 on April 1, 2019
                  File No. 001-37664

  Dear Mr. Ponce:

         We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

         Please respond to this letter within by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

         After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

  Investor Presentation

  1. Please revise slide 9 to support your disclosure that Versum and Entegris have a "track record of creation value via M&A Execution and Integration."

  2. We note that you entered into the merger agreement with Entegris on January 27, 2019, that slide 9 states that you "engaged McKinsey and Deloitte in February...", and that slide 13 states, under the column captioned "Extensive Diligence," that you engaged
          McKinsey and Deloitte "to assist in evaluating synergy opportunities." Please confirm that in future similar disclosure you will clarify the timing of the engagement of these two firms and whether the work they produced was on a merger agreement pre-signing or post-signing basis.

          We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Mario A. Ponce, Esq.
Simpson Thacher & Bartlett, LLP
April 3, 2019
Page 2


      Please direct any questions to me at (202) 551-3619.

                                                         Sincerely,

                                                         /s/ Daniel F. Duchovny
                                                         Daniel F. Duchovny
                                                         Special Counsel
                                                         Office of Mergers and
Acquisitions